Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

The following is a transcript of a presentation given on June 9, 2021.

BioSTL Coalition

June 9, 2021

Natalie DiNicola

Chief of Staff, Benson Hill, Inc.

Moderator:	Okay, our next item is Benson Hill. As I think we all know, there’s been really great news that has come out from Benson Hill as one of our premier startups in St. Louis here. So we’ve got Natalie DiNicola with us today to tell us something about that. So Natalie, are you on? I take it.

Natalie DiNicola:	Yeah, I’m here. Can everybody hear me alright?

Moderator:	Yes.

Natalie DiNicola:	Good. Let me try to share my screen. Did you want me to try to share my screen? I think you have to give me permission to share.

Unidentified Male:	That’s on me. There you go.

Natalie DiNicola:	Can you all see that okay?

Moderator:	Yes.

Natalie DiNicola:	Great. Well, thanks for the chance to talk with you today. It’s a pleasure to be here. I know some of the folks on the call throughout my career in St. Louis here. I want to start out … let’s go to the first slide.

I want to start out by just thanking you all. We’re grown from St. Louis essentially. We’re very aware that a lot of the work that Dr. Danforth put in motion decades ago and that this organization has helped to drive and maintain momentum and build momentum has had a very direct … I mean is really large responsible for the growth that we’ve had and the success that we’re building towards. So we’re really grateful for that.

In particular I want to note a couple of things because we talk about this a lot. That the three things you really need for a successful startup is talent, investment and infrastructure. We’re starting to see so much momentum around the kind of talent that’s being drawn to the region. There’re some folks on the line here that were part of the investment early days that got us going and even maintained us over time. And then I think most people know that the research of the Danforth Center is what really spawned our company in the first place and then a lot of the infrastructure that we received there and Helix and other places within the ecosystem. It’s really made a difference for us.

We were started in 2012. Actually we’ve grown now to have almost 340 employees. About 200 of them are based here in St. Louis. We, like I said, were kind of spread out across multiple facilities across the ecosystem here. And then in September we were able to open up our own facility in the BRDG Park area as you all know.

What’s really exciting about that is that what’s fundamental to our company is really that we’re trying to combine three disciplines, data science, plant science and food science together and drive insights from those to really generate improvement in food production which we’ll talk about more. What’s really exciting about this new facility is that it’s enabling us to have those three disciplines under one roof. We actually have a floor dedicated to each one. That helps us really draw the insights across those different disciplines.

We’re excited for the growth we’ve had but we’re really very grateful for the start and continued support we get from the group on this call.

I wasn’t sure that most people knew a lot about Benson Hill so we thought it would be good to just give a little bit of an overview there. To start of sort of with the why. I think most people realize that there's a real momentum from consumers around wanting different kinds of options, more healthy and sustainable opportunities. And in particular we’ve seen a huge growth in the plant-based protein space. This can be plant-based proteins for human food like you see with the Impossible Burger, Beyond Burger and a lot of CPGs that are launching products in that space. But also increased protein content, antinutrients and things for animal feed.

It turns out that as we’ve been breeding for yield, for instance in soybeans, we’ve actually been breeding against protein content. And so what we’re really trying to do is use some of the advances in cloud computing, genomics, plant science together with food science to try to minimize the tradeoffs between yield and some of these output traits that consumers are looking for.

One of the things that’s really critical about what we’ve done is we are combining technology through seed genomics, really trying to draw more on the natural genetic diversity within plants that are going to help us improve nutrient, taste, texture, things like that. But we also recognized that it’s not enough to just have the improved seed and the technology. We needed to marry that with business model innovation. So really trying to integrate across the entire supply chain from the farmer to the consumer [background chatter] Pardon me? Did somebody have a question? I heard

Moderator:	Emily, I think you need to mute. Go ahead, Natalie.

Natalie DiNicola:	Okay. So we’ve got this combination of technology, innovation and business model innovation that we think is really critical to enable us to understand what consumers are looking for in their food supply chain and take that all the way back to the seed genomics and how we’re really trying to develop food products that are better from the beginning.

Some of the kinds of outputs we look for, like I mentioned, protein content is really key, enhanced flavor, reduced resource intensity, water and energy and things like that. We try to look too at where are the food companies needing to do more around processing steps. If you look at how the food system has been designed, it’s been great in terms of improving efficiency of calories. However, it’s not created as much differentiation that the food companies can work with. So if you look at soybeans for instance, they have traditionally been using largely commodity soybeans, bred for yield. Now for some of these different kinds of products that consumers are demanding and what we’re trying to do is by focusing on some of these output traits within the soybean itself, not only can we provide better ingredients perhaps from a taste profile, but in some cases we’re able to eliminate entire processing steps.

If you look at what happens with soybeans today, we take commodity soybeans and we have to go through some very energy and water intensive processing steps in order to concentrate the protein level to what can be used for instance in something like the Impossible Burger. It’s something called soy protein concentrate. What we’ve essentially done is been able to develop the soybean plant itself that expresses the protein content level that’s needed so you can eliminate an entire processing step. This saves money. This saves time. This saves water and energy. And it really is about helping to provide more of these products and improve accessibility for more people who can afford those kinds of products as well.

And this is largely about drawing on the, like I said, the natural genetic diversity within crops using both predictive breeding and gene editing.

That’s really what this slide is about. So we’ve built up this engine called Crop OS, Crop Operating System. It’s really amalgamation of a lot of data around some key crops where we use artificial intelligence and machine learning capability, a lot of computational pipeline simulation to really try to identify what are the genes that we’re targeting, what are the kind of changes we want to make, what are the kind of combinations we want to make in breeding. And doing a lot of it essentially in silico.

Then we go to the build step which is really about using predictive breeding and CRISPR gene editing. We have our own portfolio of CRISPR nucleases to be able to make the kinds of combinations and changes that we want to. Again, drawing on the genetic diversity within that plant species. So that’s different from a GMO from that perspective. Or a transgenic at least from that perspective.

We really are about using the right tool for what the right outcome is. So some of our products are non-GMO certified and we’re also using CRISPR in certain areas as well.

Then we do testing. We really try to optimize testing, both in the field. But also like I mentioned, we have a food science capability that we’ve built out. So we do consumer panels and taste testing. And the insights from all of that, whether it’s the farmer’s field or the consumer testing or a food company’s formulation labs, all of that can come back into our Crop OS engine and again help us really be optimizing the genetics within the seed.

One of the other things I really wanted to touch on was the ESG part of this. In my role, I didn’t mention this in the beginning, I’m Chief of Staff at Benson Hill. I work really closely with our CEO Matt and our leadership team around really helping to ensure we’re maintaining the kind of execution and momentum that we need to. I also run corporate marketing and communications and ESG, environment social governance or sustainability and stakeholder engagement.

While that sits on my team, it’s very much integrated across our entire company. I wanted to kind of highlight here some of the places where that happens. So one of the things that’s pretty cool about being integrated the way we are across the supply chain, we’re really thought about how can we optimize the social and environmental benefits throughout the whole process. Some of that starts with our on-farm impacts. So the way we work with farmers is that we develop these better seeds like I mentioned and we contract with farmers that grow those seeds using certain practices that we’re recommending and our aim to is to try to move toward regenerative agriculture practices across our supply chain. And when those growers come up with their harvest, we actually buy the harvest from them. Then we work with others or through our own capabilities around processing. Like I mentioned, that includes in some cases being able to eliminate certain processing steps as well as eliminating transport costs.

All of this is ultimately so that we can have an ingredient that goes into a food product and those food products themselves in many cases have huge environmental benefits. I’m sure a lot of you are familiar with a lot of the plant-based proteins improved efficiency of animal feed. All of these things that we’re trying to enable and scale through the ingredients that we provide.

So we look at both on farm processing and at the product level. How can we optimize the social and the environmental impact?

I think as you all are familiar, we announced that we were going public recently in a merger with Star Peak Corp II. Let me note that because we’re still working to close this closing of the merger, I’m limited on what I can say publicly. However, there’s lots of information in our proxy statement that we put it the SEC and also on our investor webpage you can find all the kind of information here. So if you went to the Benson Hill website, you’ll see a page for investors. There’re some videos there. There's our proxy statement. There's a deck. In fact, a lot of the slides I’m showing you here came from that deck. So there’s lots of information we can share there.

But what I wanted to highlight is we’re really excited about this move. It’s been a really intense year. I’m not going to kid you. We’ve been working really hard, but we’re at this inflection point. These ultra-high protein soybeans I mentioned to you are really at a point where we have so many companies interested in building out their plant-based portfolio and this really helps us to be able to accelerate our scaling of those. Scaling our crop OS technology platform, the partnerships we have with others. We have a lot of different organizations that we were looking at and different ways, financial mechanisms to get to the market and we’re really excited about working with Star Peak. They share … really we’re very purpose-oriented organization and they are as well. Very committed to sustainability. Lots of experience in that space in the energy realm. Equally passionate about it in the food and agriculture realm. So it’s been a great partnership and learning experience working with them.

Last, I just wanted to highlight a few of the milestones we have coming up and some recent highlights. Like I said, we’re launched those ultra-high protein varieties. We have strategic collaborations that we’ve announced and continue to build out around soybean production and our grower relationships. We’re got a great board of directors. We recently had David Lee who was the former CFO and COO of Impossible Foods that joined our board and he’s the current CEO of AppHarvest. It’s been really great working with him. We’ve got a great scientific advisory board, which Todd Mockler from the Danforth Center chairs for us.

And we’re launching our crop accelerator which will be part of the 39 north ecosystem. And what this really represents is, like I said, we’ve been privileged to work using the infrastructure that the ecosystem has afforded to us which was essential. And at this point we’ve really grown to the point that really focusing on our product development optimization is critical for us. And by building out this crop accelerator and integrating it in with our Crop OS engine and everything else, that’s the best way for us to do that and so we'll be launching that this fall.

And we also launched a couple of months ago the announcement of our ingredient and fresh business units. So these are essentially … the way we work is that like I said our crop OS engine is building out these better seeds which are essentially the vehicle through which our technology is delivered. However, we recognized as we were serving the downstream players, GPGs and retail and ingredient companies, they don’t do their own genomic research necessarily. They really need it delivered to them. Kind of meeting them where they are as improved ingredients and improved produce. So that’s what we’ve built out with these business units. It’s combining our crop OS capability and our RD capability with the infrastructure that we need. So we have invested in partnerships in the soy processing space like I mentioned. We have a yellow pea processing facility in North Dakota, Dakota Ingredients. And we have a fresh produce distributor called J&J Farms in Florida. All of which are part of these business segments.

So that was a pretty quick run through. But I wanted to try to give you guys a taste of things and leave enough time for questions.

Moderator:	That’s great, Natalie. Congratulations to you. Congratulations to Matt Crisp who, of course, has been a guest of this coalition back when Benson Hill was a fraction of what it is today and business model was very different at the time as well. As you mentioned, lots of institutions and individuals, ecosystem assets in St. Louis have contributed to this success and growth. Let’s be honest, St. Louis wants more Benson Hills. So what lessons can we learn from your experience to generate some more great successes particularly in the ag and food space?

Natalie DiNicola:	Yeah, that’s a great question. Well, so the great thing is honestly I believe that what’s been built, the momentum that’s going on here, is going to build on itself, continue to build on itself. And a lot of the success is really about people. So that fact that we’re attracting more and more great talent and that you have, like one of the things that we’ve … so if you say a lesson we learned.

I guess one of them would be that we really, our philosophy is that there’s been great advances in the food system. We’re not one of these companies that comes in and says the whole thing is broken. It needs to be disrupted. However, we also believe that there’s a lot more improvement that we can bring and evolution that we can bring to a modern food system to face some of the global challenges that we have.

And to do that, we’ve tried to draw on people with expertise across the value chain. From ag to food companies, as well as people in adjacent industries. You know pure AI experts, for instance, that came from Amazon or something. We’re trying to draw on all of those kinds of expertise and then think about how we can be practical but also really bold and innovative in how we’re trying to solve challenges. I think doing that requires the right kind of combination of people. So being able to attract that kind of talent to the region is really key.

Another one I think is the infrastructure like I said. That was a great lesson. Being a startup one of the key things is to be a very nimble. It’s one of your greatest competitive assets if you will. Is that as the food system has been evolving and changing, we’ve been able to evolve and sort of change with that. Like you said, our business model has evolved a lot. We’ve never had to pivot per se. Our technology has been working great. But we were able to move with food system to try to meet the needs and part of that meant that we had access to different kinds of infrastructure that we needed and that was really key as well.

So that’s I think a couple of the lessons I could share.

Moderator:	Let me add to that. First from an infrastructure point of view, let me shout out to the Danforth Plant Science Center because I know you’ve drawn on a lot of their infrastructure as you’ve gone forward. And from a people point of view, you talk about being able to attract capable people. What is your current St. Louis employment now? And many of those are PhDs?

Natalie DiNicola:	So we have expertise across the gamut. I mean we really have from a science perspective a lot of genomics, plant science, a lot of machine learning, AI people. We’ve been attracting some folks that are coming from other industries. Like I said I was just talking to a peer of mine in the data science realm last week and he’s so excited because we’ve just hired a few folks that are pure AI experts that are going to take us even to the next level in that space. You know they don’t know food and ag but they have this expertise there. And then of course, just all the support functions. It’s just huge different kinds of talent that we need. We have lots of folks with CPG experience, supply chain experience.

I want to say like 130 maybe are PhDs. It’s quite a high percentage. I have that number somewhere. I’m not positive I have it right. But I know it’s quite a high percentage. And the fact that we have so many plant science PhDs here is honestly it’s a very significant asset for the region.

Moderator:	Now I must say, when I had heard that number before and the number of PhDs, that is amazing. I mean you’re on the same order of magnitude as the Danforth Plant Science Center in terms of number of PhDs. I mean it’s quite a story of a startup company with that amount of high-powered talent onboard. It certainly bodes well for the future of Benson Hill.

Unidentified Male:	How much are that hiring, Natalie, is coming from outside of St. Louis? We all in the community are talking a lot now about how important talent is and the challenges that some are seeing attracting talent to St. Louis. Are you seeing that? Or how are you overcoming that?

Natalie DiNicola:	Yeah, I can’t, I just don’t feel comfortable saying that number for sure but we can definitely send it to you afterwards. We hire quite a bit though locally. I mean we have such great assets here like I said as far as you know a lot of different folks from the ecosystem itself. We’ve been getting a lot more attention.

Where I think we’ve had the most focus external has been in some of that AI, pure AI, machine learning capability. But I can get you those stats to be more specific.

Unidentified Male:	People are getting on a plane and they’re moving to St. Louis.

Natalie DiNicola:	Oh yeah. We have that happen for sure. Yeah, definitely. We’ve had quite a few folks relocate here. And of course, now post COVID we all have an understanding of what can be done virtually as well. But we have I’d say you know I can just think of a few hires here. Some of whom have moved to St. Louis or are commuting.

Phil:	Natalie, would you briefly walk though one specific project like the high protein. What were the actual inventions? I see the master plan. I wanted to see what were the actionable items and innovations that got you to high protein so I have an understanding of the specifics of what’s going on.

Natalie DiNicola:	Sure. It’s not one way that it happens. Especially early days here. And in the soybean realm, we actually acquired a company called Schillinger Genetics that had been doing conventional plant breeding for protein for many years. Part of what happened as we acquired them and we applied crop OS to that, we did a lot of work to really understand what do they have within their portfolio.

One of the things I think is really pretty neat about it as well that we’re testing right now is y'all are familiar with precision agriculture where growers are given information about the practices they should use to optimize yield on their farm. We’re also doing that to optimize protein expression on their farm. So we’re actually using that kind of data to understand better what does it take, which fields, which conditions are optimizing protein expression within these different varieties.

We have commercial products right now that are building on what the Schillinger assets where and then we have a pipeline where we’re essentially using predictive breeding and doing some gene discovery and gene editing pipeline work as well.

In the yellow pea space where we’ve started, that crop has had very little genomic innovation to date. And what we’ve done there is essentially built out a very complete genomic map of the yellow pea genome as a first step and really trying to understand the gene discovery that leads to different taste, texture, protein expression, things like that. We’re also working to try to understand what can we learn from one crop and apply to another, for instance in the protein area.

So what I would love to see y'all do is because we’re open now, our tour isn’t quite built out fully the way we want it to be, but you could definitely take a tour and see firsthand some of the work that’s going on. For instance, you can see the way that we’ve basically taken all of the soy varieties that are available and mapped them around protein levels. So all of the USDA libraries, our own libraries and spatially being able to look at that from the data analytics and understand where are the clusters of protein expression happening so that we can better understand what areas we should be targeting going forward.

We’d love to invite all of you to take a tour and you could see some of that firsthand and talk to folks who can explain at the level that you’re probably looking for. [laughs]

Moderator:	Phil, you need to have a tour.

Phil:	It’s so exciting and I would like to have the insight … after you do the computation and the analysis, who’s executing the genomics, how much are you doing? How much of the companies identify? Yeah, I’d love to follow that.

Natalie DiNicola:	Sure thing.

Moderator:	Okay.

Phil:	It’s just wonderful.

Moderator:	Any other questions?

Serena:	Yeah. Natalie, hi, nice to meet you. I’m Serena Della Calderon, KWS. I’m new in this round.

Unidentified Male:	Welcome Serena.

Moderator:	Yes, welcome. Our newest member.

Serena:	Thank you. I’m very happy to be here. So for Natalie, Natalie, we’re neighbors. We are across the road. We are one building from_____ [00:29:55]. We are also in the Danforth campus. When you talk about ecosystem, I cannot avoid thinking about what other companies and the landscape of companies that are around Benson Hill. I’m curious to know how has been your interaction with the other companies? With agro businesses around it? And how you feel the support in a way for building, for creating Benson Hill? And what do you think we can do better if we haven't established collaborations?

Natalie DiNicola:	Great to meet you. I would say our team interacts in multiple ways with different companies and some of this is through different convenings of the Danforth Centers and others have had. Coretex has had, you know, there’s been so many different things happening in that space. I think that we learn from each other and from other scientists. I know that working with these other companies and even just sharing some of the pains of being a startup and scaling and risks, you know all those things, is always helpful.

I think in terms of what can be done more, I feel like we are uniquely positioned to not just what we’ve created within sort of St. Louis itself, but the surrounding area, being in the heartland, as we look at where there are these big innovation hubs around the country and on the coast. Here in the heartland is where we should really be the leaders around food and ag innovation. So I think continuing to build on these convenings beyond sort of the industry itself, but maybe more with the grower organizations and others.

I’ll give you an example. Like I said, we partner with farmers. We’re trying to offer them different profitability opportunities and new market opportunities. But it’s a different kind of model than they're used to. You know they’re used to really being focused exclusively on yield and here we’re sort of asking them to look at_____ [00:32:11] traits as well in a closed loop kind of system. Being able to just interact with more growers, help them understand these_____ [00:32:26] and the ecosystem we’re a part of is a real thing and not sort of a passing fad. I think that kind of convening would be helpful for all of us.

Moderator:	Okay, good. I think it is time to get on to the next item. So Natalie, thank you very much. This is a great story and we look forward to seeing the continued successes as you all move forward.

Natalie DiNicola:	Thank you. We couldn’t be more grateful for all the support we’ve received. Thanks so much. Bye-bye.

Unidentified Male:	Thank you, Natalie.

BENSON HILL
NOURISHING INNOVATION™

BioSTL Coalition

June 9, 2021

BioSTL Coalition June 9, 2021

BENSON HILL
2

2012
Founded

200+
Granted and pending patents

Headquarters: St. Louis, MO
BENSON HILL

An Integrated Approach to Innovation

CropOS®: Our Proprietary Technology Platform

337
Total Employees

120+
With advanced degrees

2 Building a Modern Food Company with a Consumer-Centric Approach Across the Food System 2012 Headquarters: St. Louis, MO An Integrated Approach to Innovation 337 Founded 200+ Granted and pending patents Plant Science Cutting-Edge Plant Genomics Data Science Data Analytics & AI / ML Total Employees 120+ With advanced degrees Food Science Consumer-Centric Approach Source: Benson Hill. Excludes revenue from a business divested in 2020. : Our Proprietary Technology Platform

BENSON HILL 3

Technology Required to Meet Evolving Consumer Demands

QUALITY HAS BEEN SACRIFICED

Over the last 30 years...

60% yield increase...[1]

...but 4% reduction in protein content[2]

CONSUMER DEMAND FUELING MASSIVE MARKET OPPORTUNITY

>50% Consumers willing to reduce meat intake[4]

2x global protein consumption by 2050[5]

>6x Growth of clean-label products vs. conventional[6]

TECHNOLOGICAL INNOVATION ELIMINATES THE NEED TO COMPROMISE ON QUALITY

Cloud Computing

Sequencing

TECHNOLOGICAL CONVERGENCE

Gene Editing

Machine Learning

3 Technology Required to Meet Evolving Consumer Demands QUALITY HAS BEEN SACRIFICED Over the last 30 years... CONSUMER DEMAND FUELING MASSIVE MARKET OPPORTUNITY TECHNOLOGICAL INNOVATION ELIMINATES THE NEED TO COMPROMISE ON QUALITY 60% yield increase…(1) …but 4% reduction in protein content(2) >50% CPG category growth driven by sustainably marketed products(3) 2x >50% Consumers willing to reduce meat intake(4) >6x Cloud Computing Sequencing TECHNOLOGICAL CONVERGENCE This reduction in protein content is the equivalent of $60bn+ in plant-based retail value(7) global protein consumption by 2050(5) Growth of clean-label products vs. conventional(6) Gene EditingMachine Learning 3 Source: Benson Hill. (1) USDA. (2) US Soybean Quality Report. (3) Food Navigator. (4) Yale Climate Change and the American Diet. (5) The Soneca Dialogue. (6) Statista. (7) Internal estimates based on third party reports.

BENSON HILL 4

…A Better Seed…

…and an Integrated Solution

Processor / Wholesale Supplier
Farmer
Food/Beverage Company
Breeder & Seed Producer
Food Service Retail
CropOS
Consumer

Source: Benson Hill.

4 Unlocking the Full Potential of the Plant-Based Revolution Requires… …A Better Seed……and an Integrated Solution Processor / Wholesale Supplier Farmer Breeder & Seed Producer Food/Beverage Company Food Service Retail Consumer Seed innovation enables more healthy, sustainable, great tasting food and ingredient options Benson Hill’s model spans the value chain, linking consumer trends back to the seed, the foundation of the food system Source: Benson Hill.

5 How We Provide Value to the Supply Chain & Consumers Benson Hill’s Technology Leverages Seeds’ Genetic Diversity to: Increase Protein Content Enhance Flavor Profile Reduce Agricultural Resource Intensity Reduce Processing Steps and Costs Result in Simpler Ingredient Mix Unlock Genetic Diversity Potential Benefits to Brands and Consumers: Fewer Additives Less Processing More Sustainable More Affordable Better Nutrient Quality Fully Traceable PLANT-BASED BURGER Source: Benson Hill.

BENSON HILL
6

Introduction to CropOS®

CropOS®

1. DESIGN Technology Platform

- Genomics
- Artificial intelligence / machine learning
- Computational pipeline simulation

2. BUILD Crop Prototyping

- Predictive plant breeding
- CRISPR genome editing
- Automation and robotics

3. TEST Product Development

- Food science & formulation
- Agronomy & environmental optimization
- Product placement & optimization

Source: Benson Hill.

Introduction to CropOS® Food Innovation Engine Driven by a Robust, Proprietary and Ever-Expanding Data Library DESIGN Technology Platform BUILD Crop Prototyping Genomics Artificial intelligence / machine learning Predictive plant breeding CRISPR genome editing Computational pipeline simulation Automation and robotics TEST Product Development Food science & formulation Agronomy & environmental optimization Product placement & optimization Benson Hill has the ability to shorten product development timeline and decrease development costs Source: Benson Hill.

Unlocking Sustainability Benefits at Each Step of the Value Chain On-Farm ImpactsProcessing ImpactsProduct Impacts Optimizing resource use and soil health Increasing farm profitability Providing more climate resilient and nutritious seeds Displacing energy and water intensive processing steps Minimizing transport costs & emissions Improving quality and affordability of plant-based meat options Simplifying ingredient list Improving digestibility in animal agriculture feeds Benson Hill’s products and integrated model are expected to contribute to food system sustainability Connecting farmers with consumers enables revenue potential and social good through ecosystem service markets ~1 ton of soil carbon per acre sequestration potential using regenerative agriculture/conservation practices(1) Reducing protein ingredient processing and cost: ~50% reduction of CO2e(2) ~70% reduction of water(2) Alleviating supply chain constraints enables plant-based protein to scale Plant-based meats allow for >80% water savings and >80% CO2e offset vs. beef(3) Affordability and accessibility of plant-based protein products for consumers Source: Benson Hill. (1) Project Drawdown, Hawken. (2) Per kg of protein. Internal estimated impact of using de-fatted soybean from Ultra-High Protein (UHP) soybeans compared to conventional soy protein concentrate, based on Benson Hill LCA on UHP Soybean (2021). (3) Impossible Foods LCA.

BENSON HILL™
NOURISHING INNOVATION™

STAR PEAK

Benson Hill to become publicly listed through business combination with Star Peak Corp II

INVESTOR INFORMATION

- Investor Relations Page
- Investor Presentation
- Investor Call
- Infographic

COMPANY INFORMATION

- Transforming Our Food System
- CropOS® Technology Platform
- Inside Benson Hill
- Additional Assets and Images

8 Louis Dreyfus

BENSON HILL
9

Recent Highlights and Upcoming Milestones

Recent Successes

- ✓ Ultra-High Protein commercial launch accelerated to 2021/2022
- ✓ Strategic collaboration to expand soybean production and grower relationships
- ✓ Added industry-leading experience to Board of Directors and hired public-company ready CFO
- ✓ Expanded Scientific Advisory Board
- ✓ Launch of Crop Accelerator

BENSON HILL ANNOUNCES INGREDIENT AND FRESH BUSINESS SEGMENTS TO DELIVER HEALTHIER, MORE SUSTAINABLE OFFERINGS IN HIGH-GROWTH FOOD AND FEED MARKETS
BENSON HILL™

Source: Benson Hill. (1) Life Cycle Analysis.

9 Recent Highlights and Upcoming Milestones Recent Successes xUltra-High Protein commercial launch accelerated to 2021/2022 xStrategic collaboration to expand soybean production and grower relationships xAdded industry-leading experience to Board of Directors and hired public-company ready CFO xExpanded Scientific Advisory Board xLaunch of Crop Accelerator Source: Benson Hill. (1) Life Cycle Analysis.

BENSON HILL™
NOURISHING INNOVATION™

Q&A Discussion

Natalie DiNicola, Chief of Staff

bensonhill.com | Twitter: @BensonHillInc

Q&A Discussion Natalie DiNicola, Chief of Staff bensonhill.com l Twitter: @BensonHillInc

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Additional Information

This communication is being made in respect of a proposed merger (the “Merger”) and related transactions (the “proposed transactions”) involving Star Peak Corp II (“Star Peak”) and Benson Hill, Inc. (“Benson Hill”). The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In addition, Benson Hill will solicit written consents from its stockholders for approval of the proposed transactions. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, a consent solicitation statement of Benson Hill to solicit written consents from its stockholders in connection with the proposed transactions and a prospectus relating to the offer of the securities to be issued to Benson Hill’s stockholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, Star Peak will mail a definitive proxy statement / consent solicitation statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors, Star Peak’s stockholders and other interested parties are advised to read, when available, the preliminary proxy statement, and any amendments thereto, and the definitive proxy statement in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / consent solicitation statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the proxy statement / consent solicitation statement / prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / consent solicitation statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak’s filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus / written consent solicitation for the proposed transaction.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the New York Stock Exchange’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the Registration Statement containing the proxy statement / consent solicitation statement / prospectus relating to the proposed business combination, and other documents filed or to be filed with the SEC by Star Peak. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.